

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 21, 2015

Andreas W. Mattes
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road, P.O. Box 3077
North Canton, Ohio 44720-8077

> **Re:** **Diebold, Incorporated**
> **Registration Statement on Form S-4**
> **Filed November 24, 2015**
> **File No. 333-208186**

Dear Mr. Mattes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. More prominently disclose in the offering materials, including in the Q&A section at the beginning of the prospectus, when tendering shareholders can expect payment for their shares, whether they tender in the acceptance period or any additional acceptance period. Given the fact that regulatory conditions may survive until November 2016, at a time when tendering holders cannot withdraw their shares, this should be highlighted in the prospectus. We may have further comments after reviewing your revised disclosure.

2. It appears that tendering holders will receive their pro rata portion of the offer consideration based on the proceeds raised by selling Diebold shares in the open market in lieu of fractional entitlements. Clarify if true that the proceeds raised and distributed in this manner could be different than the value of the offer consideration were such tendering holders to receive Diebold shares in the offer.

3.   See our comment above. We note the references in the offer materials to regulatory conditions that may remain outstanding for an extended period and possibly through November 21, 2016 after the offer must be closed pursuant to German law and the period when withdrawal rights would terminate and tendered shares would be "locked into" the offer. While the offer is not subject to Regulation 14D, the prompt payment requirement of Rule 14e-1(c) would generally require you to pay promptly after the expiration of the acceptance period and on a rolling basis during the additional acceptance period. We refer to the Axel Springer letter (September 12, 2005) available on our website at www.sec.gov for a factually similar situation where the bidder in a German offer extended withdrawal rights during the regulatory approval process period after expiration of an offer. Please call to discuss. We issue comments below on this feature of the offer, pending further discussions.

4.   For each of the potential "second-step" or "follow-on" transactions you reference, expand the disclosure in the applicable part of the prospectus to provide additional details concerning the following:

- Diebold's current intentions whether to effect such type of follow-on transaction, and if currently uncertain, the factors upon which its determination would be based after consummation of this offer;
- the potential consideration in such follow-on transaction (including the form of such consideration) and if unknown, how the consideration would be determined and by whom;
- the timing of any second step transaction and whether or not US shareholders would be permitted to participate;
- the impact on remaining target shareholders if Diebold is unable to consummate the second-step squeeze out or follow-on transaction, including on its ability to fully integrate Wincor Nixdorf and the rights of remaining target security holders who are not squeezed out.

Questions and Answers

Q: Can tendered Wincor Nixdorf ordinary shares be traded?, page 2

5.   Because US shareholders are unlikely to be familiar with an "as tendered" trading market for shares already tendered into the exchange offer, expand to provide a bit more detail as to how this market operates and how tendering holders can take advantage of it, especially where the offer may be subject to regulatory conditions that survive its expiration.

Q: Can the offer be extended and, if so, under what circumstances?, page 2

6. We note your disclosure on page 89 under "Amendment of the Offer." Please also clarify that Wincor Nixdorf shareholders will be permitted to withdraw their tendered shares in the event of an extension of the acceptance period.

Q: How will Wincor Nixdorf Shareholders be notified if the offer is extended or the additional acceptance period has been commenced?, page 3

7. Clarify that you will make a public announcement of any extension of the offer no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date as required by Rule 14e-1(d).

Summary

The Offer

Tender Right Period, page 13

8. Clarify whether the tender put right period will coincide with the additional acceptance period in the offer. In addition, explain when shares put to the bidder during this period will be paid for.

9. See our comment above. It appears that the put right is itself a tender offer or could be considered the subsequent offering period in this exchange offer. Please call us to discuss.

Settlement, page 14

10. We note your disclosure that payment will occur "without undue delay" following the expiration of the additional acceptance period and admission of the Diebold common shares to trading on the Frankfurt Stock Exchange. Please specify how long payment will likely take after expiration. If payment could be delayed after the end of the offer while shares are being admitted to trade on the Exchange, explain how this is consistent with your prompt payment obligation under Rule 14e-1(c). Please advise or revise.

11. We note the reference to the possibility that one or more offer conditions may not have been satisfied or waived by the end of the additional acceptance period. Generally, all offer conditions must be satisfied or waived before the additional acceptance period begins and withdrawal rights are terminated. This appears to be what you are saying under "Additional Acceptance Period" on page 1. Please advise or revise. In particular, clarify whether the additional acceptance period would begin if a regulatory condition(s) remains outstanding at the scheduled expiration of the acceptance period. We may have additional comments.

12. Generally speaking, where an offer features both an initial and subsequent offering period such as this one, payment must begin immediately after the end of the initial offering period

as to those shares tendered during that period and payment is made on a rolling basis during the subsequent offering period. This is because withdrawal rights generally terminate at the end of the initial offering period when an offer becomes wholly unconditional. You appear to be contemplating a single payment period after the expiration of the additional acceptance period, and possibly a significant time thereafter if regulatory conditions remain outstanding (see our comment above – we are unclear whether the additional offering period would occur only after satisfaction or waiver of all offer conditions). You appear to be contemplating an additional acceptance period where there is no ability to withdraw tendered shares but where conditions remain outstanding: "If one or more of the offer conditions are not satisfied, and have not been waived by the end of the additional acceptance period, the settlement of the offer will be delayed until fulfillment or waiver of such conditions." We don't understand the purpose of an additional acceptance period where conditions remain outstanding in the offer. Please advise or revise. We may have additional comments.

Total Cost of the Issuance; Material Fees and Expenses, page 16

13.   Please revise to disclose the amount of funds or other consideration required to purchase the maximum amount of securities sought in the offer. This comment also applies to your disclosure on page 79.

Appraisal Rights, page 23

14.   Expand to briefly describe how the value of target shares would be determined pursuant to an appraisal proceeding. Note in particular whether the form and amount of the consideration in any appraisal proceeding could be different than the offer consideration and how (if at all) the offer consideration would factor into any valuation determination in such proceeding.

The Offer

Minimum Tender Condition, page 85

15.   Please disclose the aggregate number of shares and corresponding percentage of Wincor Nixdorf ordinary shares that are (1) directly or indirectly held by Diebold, (2) must be attributed to Diebold and/or (3) subject to an agreement outside of the offer, giving Diebold the right to demand the transfer of title of such Wincor Nixdorf shares.

Regulatory Condition, page 86

16.   Please expand the disclosure about the regulatory approvals that must be obtained before this offer may be consummated. Your expanded disclosure should identify all of the jurisdictions where approval is required and should summarize the status of the process of obtaining such approvals (or the applicable statutory waiting period) in each jurisdiction.

17.   It appears that you are not permitted to extend the offer pending receipt of necessary regulatory approvals, which may not be received until November 2016. Highlight on the cover page of the prospectus and throughout the disclosure document as appropriate that shareholders who tender into the offer may have their shares effectively locked up for an extended period, during which time it is uncertain whether the offer will be consummated and during which time they will not be paid nor able to withdraw tendered shares.

Waiver of Conditions to the Offer, page 89

18.   Confirm here that any extensions due to a material change in the terms of the offer must also comply with the requirements of US law including Rule 14e-1.

Plans for Wincor Nixdorf after the Offer, page 92

19.   See our comment above regarding the need to provide additional details about any potential second step transaction after the offer. The disclosure here is particularly vague as to what a "post-completion reorganization" would look like and how it would affect remaining minority shareholders of Wincor Nixdorf. Please expand, consistent with our comment above.

Parallel Acquisitions, page 92

20.   Note if accurate that the offer consideration would be increased to the highest price paid by Diebold outside the offer.

Background of the Business Combination, page 97

21.   We note your disclosure that at the September 23, 2015 meeting, Mr. Heidloff and Dr. Wunram reported to the supervisory board potential strategic alternatives, among other matters. Please disclose the potential strategic alternatives considered, when they stopped being considered, and why.

Recommendation of the Wincor Nixdorf Supervisory Board and Management Board, page 110

22.   Please revise the discussion to disclose the vote by which both the management board and supervisory board determined that the proposed combination is in the best interest of Wincor Nixdorf, its shareholders, employees and other stakeholders.

Conditions to the Offer; Closing Failure and Revised Transaction

Conditions to Diebold's Obligation to Consummate the Exchange Offer, page 114

23.   As to each condition listed other than regulatory conditions, clarify the disclosure to indicate when it must be satisfied or waived.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf

Liquidity and Capital Resources, page 279

24.   We note your disclosure that you anticipate incurring EUR 80 million of restructuring expenses during fiscal year 2015, which appears to be significant in relation to your cash balance and your cash flow from operating activities. Accordingly, please discuss in greater detail the nature of these obligations, including whether these plans may be impacted or cancelled by your impending acquisition by Diebold. Describe the liquidity impact of any cash settlements you have paid or expect to incur.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 – Electronic Security Business Disposition, page 315

25.   Tell us how you considered the guidance in ASC 205-20-45-1 and 45-2 in determining whether or not the disposition of your electronic security business should be reported in discontinued operations.

Note 5 – Purchase Price, page 322

26.   Please revise your filing to disclose the impact of any variances in the Euro exchange rate on your purchase price, similar to your discussion of the impact of potential variances in Diebold's stock price.

Note 6 – IFRS to US GAAP Adjustments, page 324

27.   Please clarify whether you offer standard or extended warranties, and tell us the methodology used to determine the amount of required warranty reserve. Tell us if there is any difference between the point at which you would recognize the provision under IAS 37 and when the liability would be considered probable under ASC 450 and if so, how these differences were considered in your IFRS to US GAAP adjustments.

28.   We note your disclosure on page F-15 that revenue from hardware sales is recognized once the risks and rewards of ownership have transferred. Please tell us whether you recognize revenue from sales of hardware upon delivery or upon completion of any installation, and clarify whether there are any significant differences between when revenue would be recognized under that policy and when it would be recognized under US GAAP.

29.   You disclose on page 292 that you use distributors and referral partners to supplement your direct sales force in certain circumstances and that you enter into partnership agreements with sales agents and partners. Please tell us the point at which you recognize revenue in these arrangements. Please describe any price concessions, repurchase obligations, or rights

of return associated with sales made through these resellers, and how you considered the impact of these obligations in your IFRS to US GAAP adjustments.

30. We note from your discussion of multiple component contracts on page F-16 that if the sale of products includes a determinable amount for subsequent services, the related revenues are deferred and recognized as income over the period of the contract. Please tell us how you have considered these contracts in calculating your IFRS to US GAAP adjustments and in your response, address separately those contracts that contain a software element and those that do not.

Consolidated Financial Statements of Wincor Nixdorf and Subsidiaries

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2014, 2013 and 2012, page F-6

31. We note your aggregate presentation of changes in working capital presented within operating cash flows. In light of the fact that there appear to be material changes in certain of your individual working capital categories reflected on the balance sheet, please tell us your consideration to disclose changes in these categories separately instead of aggregated into one line item on your Statement of Cash Flows. Refer to paragraphs 13 and 20 of IAS 7.

Accounting and Valuation Principles

Other Accruals, page F-23

32. We note your disclosure on page 295 that you are not presently aware of any actual or potential legal disputes that could affect your financial situation to any significant extent. Please disclose whether you have any contingent liabilities related to any legal issues for which the possibility of an outflow of resources are other than remote. If so, please provide the disclosures required by paragraph 86 of IAS 37.

Part II. Information Not Required in Prospectus

Item 21. Exhibits, page II-2

Exhibits 10.1 and 10.2

33. Please refile exhibits 10.1 and 10.2 in their entirety to include all exhibits and schedules. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and Services

cc: Francis J. Aquila, Esq.
        Catherine M. Clarkin, Esq.
        Sullivan & Cromwell LLP